ATCO
GROUP

Corporate Office



Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

October 10, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL
RECEIVED
OCT 2 0 2006
WASH. D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 6, 2006 for symbol CU.NV
- Corporation's Form 1, filed October 6, 2006 for symbol CU.X
- Corporation's Form 1, filed October 6, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed October 6, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed October 6, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed October 6, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed October 6, 2006 for symbol CU.PR.B
- Insider Report, filed October 6, 2006 relating to a Normal Course Issuer Bid

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

dlw 10/31

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:48:33
Last Updated:	10/05/2006 16:23:01

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/30/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:49:00
Last Updated:	10/05/2006 16:22:23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	09/30/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:49:29
Last Updated:	10/05/2006 16:21:40

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:49:53
Last Updated:	10/05/2006 16:05:30

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:50:32
Last Updated:	10/05/2006 16:01:37

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	44,009,284	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	44,009,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:50:55
Last Updated:	10/05/2006 16:00:20

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	81,562,386	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Stock Option Plan	25,700		
Other Issuances and Cancellations	-342,600		
Issued & Outstanding Closing Balance :	81,245,486		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,367,100** As at : 09/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2006	N		25,700		
Totals		0	25,700	0	0

Stock Options Outstanding Closing Balance: **1,341,400** As at : 09/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2006	Issuer Bid	-342,600
Totals		-342,600

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	10/06/2006 11:51:19
Last Updated:	10/05/2006 15:55:23

Insider transaction detail - View details for issuer

Transactions sorted by : Insider
Issuer name : canadian u (Starts with)
Filing date range : October 6, 2006 - October 6, 2006
Issuer industry classification: Utilities - gas/electrical utilities

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
808058	2006-09-01	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+19,900	40.2500	19,900						

FILE NO. 82-34744

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
808059	2006-09-01	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-19,900		0						
808060	2006-09-05	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,800	40.6100	8,800						
808063	2006-09-05	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,800		0						
808064	2006-09-06	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,600	40.9700	10,600						
808088	2006-09-06	2006-10-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,600		0						
808089	2006-09-07	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+9,700	41.1900	9,700						
808090	2006-09-07	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-9,700		0						
808093	2006-09-08	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+33,600	41.2800	33,600						
808096	2006-09-08	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-33,600		0						
808099	2006-09-11	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,200	41.6300	27,200						
808100	2006-09-11	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,200		0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
808101	2006-09-12	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+33,500	41.7700	33,500						
808103	2006-09-12	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-33,500		0						
808105	2006-09-13	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+35,000	41.5900	35,000						
808106	2006-09-13	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-35,000		0						
808108	2006-09-14	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,700	41.6100	6,700						
808111	2006-09-14	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,700		0						
808122	2006-09-15	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+7,600	41.8500	7,600						
808123	2006-09-15	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-7,600		0						
808124	2006-09-18	2006-10-06	Direct Ownership :	40 - Short sale	+10,400	42.4200	10,400						
808126	2006-09-18	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,400		0						
808127	2006-09-19	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+33,500	42.1200	33,500						

FILE NO. 82-34744

FILE NO. 82-34744

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
808129	2006-09-19	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-33,500		0						
808130	2006-09-20	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+32,300	42.4900	32,300						
808133	2006-09-20	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-32,300		0						
808139	2006-09-21	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+20,100	43.1300	20,100						
808158	2006-09-21	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-20,100		0						
808160	2006-09-22	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+53,700	43.5900	53,700						
808163	2006-09-22	2006-10-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-53,700		0						